SYLIOS CORP

501 First Avenue N., Suite 901

St. Petersburg, FL 33701

Ph: (727) 482-1505 e-mail: info@sylios.com

June 17, 2019

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

Washington, DC 20549

Re:	Sylios Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed May 15, 2019
File No. 333-230824

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated May 24, 2019 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 1 to Registration Statement on Form S-1submitted May 15, 2019 (File No. 333-230824) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1 filed May 15, 2019

Cover Page

1.	We note that you have added disclosure indicating that the registration statement covers the resale by future shareholders of up to 6,750,000 shares of common stock “to be issued to future shareholders.” Please revise your prospectus to clarify that you are registering the resale by your selling shareholders of 6,750,000 shares of common stock comprised of 750,000 shares issuable upon conversion of your Series D Preferred Stock, 1,000,000 issuable upon the exercise of a warrant and 5,000,000 issuable upon conversion of convertible notes.

Response: In response to the Staff’s comments, the Company has updated the Cover page and throughout the Prospectus to state that we “are registering for resale by our selling shareholders of 6,750,000 shares of common stock comprised of 750,000 shares issuable upon conversion of our Series D Preferred Stock, 1,000,000 issuable upon the exercise of a warrant and 5,000,000 issuable upon conversion of convertible notes.”

Securities and Exchange Commission

June 17, 2019

Description of Business, page 4

2.	We note your revised disclosure in response to prior comments 2 and 4 regarding the number of shares you hold in The Greater Cannabis Company, Inc. and AMDAQ Crop and reissue them in part. Please disclose the percentage interest of your equity investment in each of these entities and revise to eliminate disclosure regarding investments in which you are engaged to only a limited extent or tell us why you have included such disclosure despite your limited ownership. Please also disclose how you intend to provide funds to AMDAQ to be used to assist it in completing its “going public” event. For example, please disclose whether such funds will be provided as a loan or otherwise.

Response: In response to the Staff’s comments, the Company has disclosed the percentage interest of each of our equity investments, The Greater Cannabis Company, Inc. and AMDAQ Corp, in the “Description of Business” section as well as in “NOTE F- INVESTMENTS IN AND ADVANCES TO SPUN-OFF SUBSIDIARIES.”

In addition, the Company has elected to remove any disclosures throughout the Registration Statement to The Greater Cannabis Company, Inc. except for those under the “Description of Business” section as well as in “NOTE F- INVESTMENTS IN AND ADVANCES TO SPUN-OFF SUBSIDIARIES.” The Company has elected to retain those disclosures pertaining to AMDAQ Corp due to the Company’s role in providing financing and its percentage ownership.

The Company has further disclosed that funds advanced to AMDAQ Corp will be as unsecured promissory notes.

Securities and Exchange Commission

June 17, 2019

Risk Factors

Because directors and officers currently and for the foreseeable future will continue to control Sylios Corp..., page 38

3.	We note your revised disclosure stating that your President has “considerable control over the outcome of any matter brought before shareholders for a vote.” Please further revise this risk factor to quantify the percentage of voting power held by your President, giving effect to his ownership of the Series D Preferred Stock.

Response: In response to the Staff’s comments, the Company has revised its disclosure to quantify the percentage of voting power held by its President.

“Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. The directors, officers and affiliates of Sylios Corp beneficially own approximately 30% of our outstanding common stock either through direct ownership or through another class of capital stock that may be convertible into shares of our common stock. Due to such significant ownership position held by our insiders, new investors may not be able to effect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management. Our President owns all issued and outstanding shares of the Company’s Series D Preferred Stock, which has voting rights equal to four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, plus ii) the total number of shares of Series A, plus Series B, plus Series C Preferred Stocks which are issued and outstanding at the time of voting. As of the date of this filing, our President would have voting rights equal to 53,485,963 shares (50,311,942 voting shares through the Series D Preferred Stock and 3,174,021 shares of common stock held) or 86.42% of the shares available to vote for a matter brought before shareholders. In the event our President were to convert all 100 shares of Series D Preferred stock into shares of common stock, he would be issued.14,204,545 shares of common stock for a total ownership of 17,378,566 or 67.40% of the issued and outstanding common stock.”

Financial Statements, page F-1

4.	Update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Response: In response to the Staff’s comments, the Company has updated its financial statements, footnotes and corresponding disclosures to include its financial data for the quarter ended March 31, 2019 to comply with Rule 8-08 of Regulation S-X.

Securities and Exchange Commission

June 17, 2019

Exhibits

5.	Please file your unsecured convertible promissory notes that are in technical default and referred to in Note H to your consolidated financial statements or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has filed (as exhibits) all unsecured convertible promissory notes that are in technical default and made further reference to them throughout Note H.

6.	Please have counsel revise its opinion to accurately describe and quantify the shares of common stock offered by the selling shareholders. For example, please have counsel clarify that the 637,500 shares that are currently issued and outstanding “are” legally issued, fully paid and non-assessable and that the 6,750,000 shares of common stock comprised of 750,000 shares issuable upon conversion of your Series D Preferred Stock, 1,000,000 issuable upon the exercise of a warrant and 5,000,000 issuable upon conversion of convertible notes “will be” legally issued, fully paid and non-assessable.

Response: In response to the Staff’s comments, the Company’s counsel has revised its opinion to state “ that the 637,500 shares that are currently issued and outstanding “are” legally issued, fully paid and non-assessable and that the 6,750,000 shares of common stock comprised of 750,000 shares issuable upon conversion of your Series D Preferred Stock, 1,000,000 issuable upon the exercise of a warrant and 5,000,000 issuable upon conversion of convertible notes “will be” legally issued, fully paid and non-assessable.”

General

7.	We note your revised disclosure in response to prior comment 1. Please revise your registration fee table and your Selling Shareholders disclosure to make corresponding changes.

Response: In response to the Staff’s comments, the Company has revised the disclosure under its registration fee table and Selling Shareholders table to correspond with the disclosure within the Cover page of the Prospectus.

Securities and Exchange Commission

June 17, 2019

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (727) 482-1505.

Sincerely,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President and Chairman

Cc: John E. Lux, Esq.